Exhibit 99.52

NexTech Announces Technological Breakthrough Enabling
Dynamic 3D Web AR Renderings of
Complicated Objects

New capabilities provide significant opportunities to drive revenue in untapped verticals such as the jewelry industry where comparable AR experiences do not exist

New York, NY - Toronto, ON – June 11, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web-enabled AR platform for eCommerce, announced today a technological breakthrough that enables dynamic 3D renderings of complicated objects through its Web AR platform.

NexTech’s newest capabilities include an upgraded GLTF (“3rd object”) renderer with enhanced lighting options to suit a vast array of products with different textures and finishes. This will be particularly attractive within the jewelry industry where it has previously proven impossible to produce a 3D AR rendering of high clarity for shiny items like diamonds, rings, necklaces, and more. NexTech’s breakthrough Web AR solution now includes enhancements including:

●	Lighting options to suit a vast array of products
●	Additional environments to perfect the reflected surroundings of the product
●	Options to change the color of the lighting for maximum impact
●	Additional drop shadow options
●	Increased rendering for more material types and variations
●	Enhanced control over settings like mouse/touch sensitivity, speed, and background effects

“This is an absolute game-changer for NexTech, as we’re now able to offer the most pristine and dynamic 3D AR experience within the jewelry industry where strong demand for Web AR exists. Previous offerings resulted in renderings that were blurry, dull, and lacking in clarity that truly showcased the quality of the product. With our technology, you can now view a diamond ring as if you were looking at it directly in the jeweler’s display case,” said Evan Gappelberg, CEO of NexTech AR Solutions. “This technology enhancement is just another instance of our continued innovation of AR technology within retail, and one that should enable us to drive immediate revenue by penetrating untouched verticals with our Web AR solution, which is the most complete offering on the market.”

With the help of AR and AI technology the eCommerce jewelry market is expected to triple by 2020, e-Commerce currently comprises approximately 4-5% of total jewelry sales but that number will trend towards 10-15% by 2020 according to Statisca, as consumers continue to trend toward online shopping, even for high value and expensive items. The U.S. online watch and jewelry market is projected to reach $10 billion by 2025, according to WatchPro, signifying a significant opportunity for NexTech as retailers seek innovative technologies that can push consumers toward conversion.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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